INTER&CO, INC.

MANAGEMENT STRUCTURE

INTER&CO, INC. (Nasdaq: INTR and B3: INBR32) ("Inter&Co" or "Company") hereby announces that the Board of Directors approved changes to the positions of Inter&Co's Officers, to reflect the senior management that currently reports directly to the Global Chief Executive Officer.

The updated structure of Officers in the Inter&Co level is the following:

Name	Position
João Vitor N. Menin T. de Souza	Global Chief Executive Officer
Santiago Horacio Stel	Chief Financial Officer
Alexandre Riccio de Oliveira	Brazil Chief Executive Officer
Antônio Cássio Segura	US Country Manager
Guilherme Ximenes de Almeida	Chief Information Officer
Marco Antônio Martins Araújo Filho	Chief Legal and Compliance Officer
Marlos Francisco de Araujo	Chief Risk Officer
Rodrigo Teodoro Martins de Gouveia	Chief Commerce Officer
Thais Leite Lemos	Chief Human Resources Officer

Rafaela de Oliveira Vitória continues as Head of Investor Relations, reporting to the Chief Financial Officer, in addition to her position as Research Officer and Chief Economist at Banco Inter S.A., a subsidiary of the Company. Ray Chalub continues in his position as US Operations Officer.

Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co's website (https://investors.inter.co/).

Belo Horizonte, January 26, 2025.

RAFAELA DE OLIVEIRA VITÓRIA
Head of Investor Relations